Exhibit 99.1

Franco-Nevada Announces Election of Directors

TORONTO, May 9, 2013 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) announced that the nominees listed in the management proxy circular for the 2013 Annual and Special Meeting of Shareholders were elected as directors of the Corporation.  Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Pierre Lassonde	101,178,596	97.28%	2,824,172	2.72%
David Harquail	103,411,959	99.43%	590,810	0.57%
Derek Evans	102,540,920	98.59%	1,461,849	1.41%
Graham Farquharson	101,725,983	97.81%	2,276,786	2.19%
Louis Gignac	101,503,071	97.60%	2,499,698	2.40%
Randall Oliphant	96,414,693	92.70%	7,588,076	7.30%
The Hon. David Peterson	98,872,426	95.07%	5,130,343	4.93%

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world.  Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends.  Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Manager, Investor Relations

416-306-6328

info@franco-nevada.com